[Reference]

Consolidated Financial Results for the Fiscal 2009

May 10, 2010

Company name:  JX Holdings,Inc (On Behalf of Nippon Oil Corporation)
Code number:  5020
Stock listings:  First Sections of Tokyo, Osaka, Nagoya Exchanges
URL http://www.hd.jx-group.co.jp/
Representative Director, President:  Mitsunori Takahagi
For further information, please contact:  Masayoshi Yamamoto, Group Manager, Investor Relations Group
Telephone:  +81-3-6275-5009
Scheduled date of filing of Securities Report :  June 28, 2010
Scheduled date of filing of commencement of dividend payments:  June 29, 2010

(Amounts of less than ¥1 million are truncated)
1.Results for the Fiscal 2009 (From April 1, 2009 to March 31, 2010)
(1) Operating Results (Consolidated Basis)
(Percentage figures are changes from the same period of the previous Fiscal year.)
	Net sales		Operating income		Ordinary income		Net income
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
FY2009	5,774,279	(21.9)	86,735	-	113,302	-	43,295	-
FY2008	7,389,234	(1.8)	(312,506)	-	(275,448)	-	(251,613)	-

	Net income per share	Net income per share after dilution	Return on Equity	Ratio of Ordinary income to total assets	Ratio of Operating income to net sales
	Yen	Yen	%	%	%
FY2009	29.70	-	4.6	2.8	1.5
FY2008	(172.42)	-	(22.6)	(6.4)	(4.2)
Note: Equity in earnings of unconsolidated subsidiaries and affiliates	Year ended March 31, 2010: ¥2,953 million
Year ended March 31, 2009: ¥5,822 million

(2) Financial Position (Consolidated Basis)
	Total assets	Net assets	Shareholders’ equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
FY2009	4,129,232	1,059,089	23.2	658.54
FY2008	3,969,730	1,016,306	23.1	627.90
Note: Total shareholders’ equity	Year ended March 31, 2010: ¥959,907 million
Year ended March 31, 2009: ¥915,405 million

(3) Cash flows (Consolidated Basis)
	Operating activities	Investing activities	Financing activities	Cash and cash equivalents at end of period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
FY2009	30,982	(145,531)	62,499	183,992
FY2008	441,202	(324,641)	(86,836)	227,257

2.Dividends
	Cash dividend per share					Total dividends	Payout ratio	Dividends on equity ratio
	End of 1st quarter	End of 2nd quarter	End of 3rd quarter	Year-End	Total	amount	(consolidated)	(consolidated)
	Yen	Yen	Yen	Yen	Yen	Millions of yen	%	%
FY2008	-	10.00	-	10.00	20.00	29,200	-	2.6
FY2009	-	10.00	-	8.00	18.00	26,277	60.6	2.8

3.Others
(1)	Changes in number of material subsidiaries during the term under review: None

(2)
Changes in accounting treatment principles and procedures and presentation for the preparation of consolidated financial statements (entries of changes in material matters that are the basis of the preparation of consolidated financial statements)

(i)	Changes related to the revision of accounting standards :	Yes
(ii)	Other changes :	None

(3)	Number of issued shares (Common stock)
(i)	Number of issued shares (including treasury stock)
FY2009 ended March 31, 2010 : 1,464,508,343 shares
FY2008 ended March 31, 2009 : 1,464,508,343 shares
(ii)	Number of treasury stock
FY2009 ended March 31, 2010 : 6,871,791 shares
FY2008 ended March 31, 2009 : 6,629,916 shares

[Reference]

1. Non-consolidated Results for Fiscal 2009 (From April 1, 2009 to March 31, 2010)
(1) Operating results (Non-consolidated Basis)
(Percentage figures are changes from the same period of the previous Fiscal year.)
	Net Sales		Operating Income		Ordinary Income		Net income
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
FY2009	5,089,440	(23.6)	20,192	－	50,596	－	46,783	217.7
FY2008	6,658,071	(0.7)	(441,090)	－	(147,045)	－	14,723	(82.8)

	Net income per share	Net income per share after dilution
	Yen	Yen
FY2009	32.05	－
FY2008	10.07	－

(2) Financial position (Non-consolidated Basis)
	Total assets	Net assets	Shareholders’ equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
FY2009	3,132,648	779,004	24.9	533.64
FY2008	2,868,804	746,920	26.0	511.58
Note: Total shareholders’ equity	Year ended March 31, 2010 : ¥779,004 million
Year ended March 31, 2009 : ¥746,920 million

1. Operating Results

(1) Analysis of Operating Results
Consolidated Operating Results in the Fiscal Year under Review

Analysis of consolidated operating results

On a consolidated basis, the net sales of the Nippon Oil Group (“the Group”) in the fiscal year under review decreased 21.9% year on year to ¥5,774.3 billion. Operating income improved by ¥399.2 billion year on year, and the Group recorded an operating income of ¥86.7 billion.  However, this was largely attributable to a reversal of unfavorable impact of inventory valuation factors in the previous fiscal year (reflecting the higher cost of sales of inventory valuation under the average cost method and the write down of inventories due to decreased profitability). Operating income excluding inventory valuation factors decreased ¥204.6 billion year on year to an operating loss of ¥70.1 billion owing to factors including decreasing volume and margins of petroleum products and lower income from the E&P of Oil and Natural Gas segment.

The Group recorded non-operating income of ¥26.6 billion, a decrease of ¥10.5 billion, due to factors including dividend income and translation adjustments.

As a result, ordinary income improved by ¥388.7 billion year on year, and the Group recorded a consolidated ordinary income of ¥113.3 billion. Ordinary income excluding inventory valuation factors decreased by ¥215.1 billion to a loss of ¥43.5 billion.

Due to loss on valuation of investment securities, impairment losses and other factors, the Group recorded an extraordinary loss of ¥21.8 billion, an improvement of ¥68.4 billion from the previous fiscal year.

As a result of the above factors, the Group recorded a consolidated net income of ¥43.3 billion, up ¥294.9 billion from the previous year.

					(Billions of yen)
	Refining and Marketing	E & P of Oil and Natural Gas	Construction	Other	Total
Net sales	5,192.4	143.4	377.4	61.1	5,774.3
Operating income	31.0	27.4	18.7	9.6	86.7
*Operating income in “Other” includes the Other segment and “Eliminations and corporate.”

Business Progress and Outcomes
1. General Economic Climate and the Environment Surrounding the Nippon Oil Group

In the Japanese economy during the fiscal year under review, personal consumption and exports turned around to an increase, while capital investment and investment in housing further declined as the economy remained in difficult conditions. On the other hand, signs of recovery of the Asian economy became more evident, driven by the economic growth of China and India.

Against this backdrop, Dubai crude oil, which at the beginning of the fiscal year fell to a price level of less than US$ 50 per barrel, generally increased throughout the fiscal year as the expected growth in oil demand increased as the world economy recovered, and by the end of the fiscal year Dubai crude oil reached a price of US$ 78 per barrel.

Under this business condition, demand for oil products in Japan declined even further from the previous fiscal year, and fell below 200 million kiloliters for the first time in 22 years.  This was owing to such factors as slumping distribution and industrial activity under the economic recession, popularization of low fuel consumption vehicles and advances in conversion to gas, electricity and other energy sources.  On the other hand, demand for petroleum products and petrochemicals in Asia increased, reflecting the economic recovery in the region.

2. Progress and Outcomes of Business Activities

In this environment, the Group has united in concerted efforts to promote structural reforms in existing businesses centered on refining and marketing with the aim of developing an integrated operating framework and to become an “integrated energy company,” while at the same time reinforcing the foundation of new business areas including new energy.  The policies and measures that the Group implemented across various business segments during fiscal year are described below.

[Refining and Marketing Segment (Including Petrochemicals)]

■  Production-side measures
In the area of production, amid prospects for long-range decline in demand for petroleum products in Japan, the reduction of excess refining capacity is a pressing issue.  The Group has formulated a plan to reduce excess refining capacity to optimize its production systems through the business integration with Nippon Mining Holdings, Inc.

By the end of fiscal 2010, the Company will reduce refining capacity by 400,000 barrels per day from the production capacity in December 2008, the time of the basic memorandum on business integration between the Company and Nippon Mining Holdings, Inc.  In addition to the Toyama Refinery, where refining operations have already been terminated, and the Osaka

Refinery, which we intend to redirect to exports, the Company will reduce capacity at the Negishi, Mizushima, and Oita Refineries, totaling a reduction of approximately 380,000 barrels per day. The Nippon Mining Group plans to reduce refining capacity by approximately 20,000 barrels per day at its Kashima Refinery. In addition, the Company also plans to further reduce refining capacity by 200,000 barrels a day by the end of fiscal 2014 at the latest. The Company intends to continue to examine specific measures to achieve this plan.

Furthermore, the Company has from an early stage been actively promoting the use of biogasoline, an energy source effective in preventing global warming.  Last year in October at the Negishi Refinery, the Company completed a production system for ETBE (ethyl tertiary butyl ether), which is the raw material for producing biogasoline. In the past, Japan was wholly dependent on overseas imports but with the completion of this system the Company will be able to produce 100,000 kiloliters of ETBE per year domestically. With the completion of this system, the Company will also be able to provide a range of integrated services in addition to producing ETBE, such as the production of ETBE products for combining with gasoline and the shipment of ETBE products.

Furthermore, as a measure for increasing the competitiveness of its refineries, the Company participated in a government project for developing innovative next generation technology in oil refining, and the Company has been promoting the development of technology for a high severity fluid catalytic cracking process (HS-FCC process). The Company aims to complete this project during 2011 and has already begun construction of a facility to conduct experimental research at the Mizushima Refinery.  This system has a heavy oil cracking capacity of 3,000 barrels per day, and in the future the Company intends to achieve the technology for designing a commercial system with a cracking capacity of several tens of thousands of barrels per day.  The commercial application of this HS-FCC process will enable the Company to produce propylene, a petrochemical, from heavy crude oil at a much higher ratio than was possible in previous cracking systems. The Company will also be able to produce gasoline with a higher octane content. This innovative process is expected to contribute to the competitiveness of the refineries of the Company.

■  Marketing-side measures
In marketing initiatives, following on from the previous year, the Company continued its efforts to further establish a system for linking whole prices of its gasoline, kerosene, diesel oil, and heavy fuel oil A to prices in the domestic petroleum products wholesale market.  Furthermore, in June of last year, the Company significantly expanded its network of service stations offering biogasoline, and commenced sales of the product across a network of 861 service stations throughout Kanagawa, Yamanashi, Saitama, Nagano, Gunma, and Tochigi prefectures as well as Tokyo. During the year, the Company also expanded and strengthened lubricant oil operations by making Sankyo Yuka Kogyo K.K., which is a leading producer of base oil for lubricant products, a wholly-owned subsidiary.

Furthermore, to strengthen our operational base in the LPG (liquefied petroleum gas) business where the Company faces very severe competition from other energy sources, in April of this year the Company entered into specific discussions with Mitsui & Co., Ltd., Marubeni Corporation, and Mitsui Marubeni Liquefied Gas Co., Ltd. regarding the integration of the respective LPG businesses.

In overseas marketing activities, the Company actively promoted exports of petroleum products, focusing on Asia where demand for oil is rebounding, while paying attention to margins.  In China, the Company enhanced its lubricant-manufacturing capacity at Tianjin Nisseki Lubricants & Grease Co., Ltd. to strengthen its position in the overseas lubricant business.  In New Delhi, India and in Ho Chi Minh City, Vietnam, the Company opened representative offices and also established a local subsidiary in Sao Paolo, Brazil.  In addition, in July of this year we plan to establish a local subsidiary in Moscow, Russia for lubricants. Through active marketing activities in these overseas outposts, the Company plans to further broaden its distribution routes of lubricants.

With respect to the refining and marketing business after the business integration with the Nippon Mining Group, it is expected to be assumed by JX Nippon Oil & Energy Corporation, to be formed on July 1 of this year as a result of an integration of the Company, Nippon Petroleum Refining Company, Limited and Japan Energy Corporation (a wholly owned subsidiary of Nippon Mining Holdings, Inc.).  Furthermore, the brand name to be used for this business has been determined to be the ENEOS brand.

■  The Sale of Gas, Electricity, and Coal
In addition to our mainstay petroleum and petrochemicals, the Nippon Oil Group engages in the supply of diverse energy sources, including gas, electricity, and coal, to respond to the diverse needs of its customers.

With regard to gas operations, the Company operates a liquefied natural gas (LNG) terminal as an import base at the Mizushima Refinery in partnership with Chugoku Electric Power Co., Inc., and owns a satellite LNG terminal on a former oil depot site in Hachinohe, Aomori Prefecture, from which it sells natural gas and LNG to customers in nearby areas.  To augment supply capacity to meet increased demand, the Company is constructing a new LNG tank at the Mizushima Refinery’s LNG import terminal that is scheduled for completion in fiscal 2011.  Furthermore, to accommodate future increases in demand in Aomori, Iwate and Akita prefectures, and to prepare the expansion of its service areas, the Company has decided to establish a new LNG import base at a reclaimed site in the port of Hachinohe close to the existing LNG base, which it plans to commence operation in 2015.

In electric power operations, the Company engages in the wholesale supply and retail marketing of electricity at its refineries and business offices nationwide. Total electric power sales for the Nippon Oil Group reached 1.89 million kilowatts.

In coal operations, the Company actively marketed to domestic electric power companies and steel manufacturers, but due to the low demand for coals, sales for this fiscal year were down from the previous fiscal year, totaling 6.52 million tons.

■  Activities in New Energy Businesses
To achieve long-range business development as an integrated energy company group, the Nippon Oil Group continued during the fiscal year under review to actively pursue the development of business in new energy in areas such as environmentally-friendly fuel cells and solar cells.

With regard to the fuel cell business, in April of last year, the subsidiary ENEOS CELLTECH Co., Ltd. completed a new plant to produce fuel cells for residential use, named ENE-FARM.  In July of last year the plant commenced shipment of the units, and approximately 1,200 ENE-FARM units were sold during the fiscal year.

With regard to solar cell systems where further growth in demand can be expected, the Company has made efforts for a full-scale entry into the business in development, manufacturing, and marketing supply chain in efforts to secure a firm foothold in this area.  Specifically, the Company increased its stake in Space Energy Corporation, a manufacturer of silicon wafers, an important material in single-crystal solar cells, and made it a consolidated subsidiary.  The Company has also been continuing discussions with SANYO ENEOS Solar Co., Ltd., a joint venture established with SANYO Electric Co., Ltd., regarding the commercialization of thin-film solar cells for large-scale power generation, particularly for use in factories and power stations, where market growth is expected.

In South Korea this past April, Power Carbon Technology Co., Ltd., the joint venture established with the South Korean oil company GS Caltex Corporation, completed a production plant for carbon materials for electrodes used in capacitors, which are electric power storage devices, and commenced production in April this year.  Capacitors are efficient electrical storage devices that can store as electric power energy discharged in situation such as the use of brakes on moving vehicles, and to retrieve large amounts of electricity in a short time.  Demand for capacitors is expected to increase for use in construction equipment, trucks, and railcars.  Taking advantage of technology it acquired through the manufacture of electrode coke at the Marifu Refinery, the Company supplies Power Carbon Technology Co., Ltd. with coke produced at the refinery for use as a raw material for capacitor carbon materials.

Furthermore, the Company has decided to undertake a demonstration project for the provision of rapid recharging services for electric vehicles (EV), which are expected to become more popular in the future, and for supplying electricity to service stations through solar power generation. Through these initiatives, the Company intends to create a business model for service stations of the future, which will supply various forms of energy, considering “harmony with the global environment.”

As a result of the foregoing developments, in the fiscal year under review, the Group posted net sales of ¥5,192.4 billion in the Refining and Marketing segment, a decrease of 23.2% year on year. The Group posted operating income of ¥31.0 billion, which represents an improvement ¥465.4 billion from the previous year. This was due largely to a reversal of unfavorable impact of inventory valuation factors in the previous fiscal year (reflecting the higher cost of sales of inventory valuation under the average cost method and the write down of inventories due to decreased profitability). However, the Group posted a loss of ¥125.8 billion (a year-on-year decrease of ¥138.4 billion) in operating income excluding inventory valuation factors, due to factors including decreasing volume and margins of petroleum products.

[E&P of Oil and Natural Gas Segment]

In the E&P of Oil and Natural Gas segment, the Group continued to implement the following policies and measures to promote development of operations into the future and to continue to maintain and improve the earnings of our Group.

In production operations, in April of last year the Company commenced production of crude oil in the West Don oil field in the U.K. North Sea. In the Tangguh LNG Project in Indonesia, the Company completed exploration of a gas field and construction of an LNG plant and commenced shipping LNG in July of last year.

In development operations, following on from our projects in Malaysia (Tiga) and Indonesia (Tangguh), the Company made a decision to undertake a third LNG project in Papua New Guinea as a joint project with another company. This project will be the first LNG project in that country. Natural gas produced from gas fields and as well as oil fields above ground will be transported by a pipeline 750 kilometers to the coast in close proximity to the capital Port Moresby. After liquefying the gas at the LNG plant, the Company intends to ship it in specialized vessels. To bring this project to fruition, the Company is currently moving ahead at full speed with a view to commencing shipments of LNG in 2014.

During the year under review, the Company continued exploratory drilling in mining areas in

Vietnam, Libya, and the Gulf of Mexico in the United States in efforts to discover new oil and gas fields. As a result, the Company discovered a natural gas site in a new mining area in the Gulf of Mexico in January of this year, and is currently in the process of assessing reserves and profitability.

As a result of these initiatives, net sales in the E&P of Oil and Natural Gas segment in the fiscal year under review decreased 34.4% year on year to ¥143.4 billion and operating income fell ¥79.0 billion to ¥27.4 billion.

[Construction Segment]

In the Construction segment, NIPPO Corporation, which plays a central role in the Group’s business operations, faced an adverse business environment owing to a significant decline in capital investment in the private sector and a sense of uncertainty with respect to the future of public sector-construction. Given these circumstances, NIPPO concentrated its efforts on increasing earning capacity by engaging in sales activities that leveraged its competitive advantage in technology and implementing cost reduction and efficiency measures.

As a result of these developments, sales in the Construction segment in the fiscal year under review increased year on year to ¥377.4 billion, an increase of 5.9% over the year prior, and operating income rose to ¥18.7 billion, reflecting an improvement of ¥11.2 billion on the previous year.

[Other Segments]

In the Other segment, Nippon Oil Group operates a variety of businesses largely centered on ENEOS brand products, including retail sales of automotive products, real estate leasing and marketing operations.

Net sales in the Other segment in the fiscal year under review rose 13.9% year on year to ¥61.1 billion as a result of factors including an increase in real estate sales revenue, while operating income rose ¥0.5 billion to ¥5.8 billion.

[Promotion of CSR Management]

The Nippon Oil Group is committed to engaging in business activities with a constant awareness of its corporate social responsibility (CSR).

Guided by the conviction that harmony with the global environment is an important mission of the Group as a supplier of energy, the Group continued its efforts to prevent global warming and to reduce the environmental impact of our business activities.  In specific terms, the Group made efforts to reduce CO2 emissions through the entire supply chain. The Group also undertook measures to control the generation of volatile organic compounds (VOCs) from refineries, and to further reduce the ratio of its final disposal volume (the final amount of waste that can no longer be reduced through recycling or hydro-extraction) against the volume of waste generated by its respective business operations.

In the area of social contribution activities, the Group assisted in the support of innovative basic research in hydrogen energy supply through the ENEOS Hydrogen Trust Fund, which was established with a vision for promoting hydrogen energy to the wider society. The Group also took part in forest conservation activities through ENEOS Forests, which have been established in 7 locations throughout Japan. The Group also held ENEOS environmental classes at 32 elementary and junior high schools and provided donations for construction of school buildings to improve the educational development Vietnam where Nippon Oil Group produces crude oil.

(2) Analysis of Financial Position

Balance Sheet Analysis

Consolidated assets at the end of the year under review totaled ¥4,129.2 billion, an increase of ¥159.5 billion from the end of the previous fiscal year. The increase is principally attributable to an increase in inventories accompanying a rise in crude oil prices.

Consolidated net assets at the fiscal year-end totaled ¥1,059.1 billion, an increase of ¥42.8 billion from the previous year. The increase is attributable to various factors including the recording of a consolidated net profit.

Interest-bearing debt at the fiscal year end was ¥1,525.0 billion, an increase of ¥112.6 billion from the previous year. The increase is attributable to factors including an increase in circulating funds accompanying a rise in crude oil prices.

As a result of the above, the shareholders’ equity ratio at the year-end was 23.2%

Cash Flow Analysis

Cash and cash equivalents (hereinafter referred to as “cash”) at the end of the fiscal year under review totaled ¥184.0 billion, a decrease of ¥43.3 billion from the previous year. Cash flows and factors affecting cash flows are discussed below.

Net cash provided by operating activities increased by ¥31.0 billion. This is due to factors including an increase in cash due to an increase in net income before income tax adjustment (¥91.5 billion), non-cash expenses, such as depreciation and amortization (¥170.8 billion) and accounts payable (¥116.3 billion), which exceeded decreases in cash due to an increase in inventories (¥154.7 billion) and trade receivables (¥165.3 billion).

Net cash used in investing activities decreased by ¥145.5 billion. This is principally attributable to investment in petroleum production facilities at refineries and investment in the E&P of Oil and Natural Gas segment.

Net cash provided by financing activities increased by ¥62.5 billion as the effect of dividend payments was exceeded by an increase in cash due to a working capital loan.

The following table shows the trend in cash flow indices for the Nippon Oil Group.

	Year ended March 31, 2007	Year ended March 31, 2008	Year ended March 31, 2009	Year ended March 31, 2010
Shareholders’ Equity Ratio (%)	27.7	28.5	23.1	23.2
Shareholders’ Equity Ratio on a Market Value Basis (%)	31.9	19.8	17.9	16.6
Debt Service Years	6.3	12.9	3.2	49.2
Interest Coverage Ratio	9.4	4.1	16.5	1.4

Notes:
1.	Definitions of indicators are as follows:
-- Equity ratio: equity / total assets
-- Equity ratio on a market value basis: Total value of stock at market price / Total assets
-- Debt service years: Interest-bearing debt / Operating cash flow
-- Interest coverage ratio: Cash flow from operations / Interest paid
2.	All indicators have been calculated based on consolidated financial data.
3.
Total value of stock at market price has been calculated by multiplying the Company’s share price at the end of the fiscal year by the number of shares outstanding at the end of the fiscal year (after exclusion of treasury stock).

4.	Cash flow is the cash flow from business operations shown in the Consolidated Statements of Cash Flows.
5.
Interest-bearing debt is actual interest-bearing debt, defined as the interest-bearing debt liabilities shown on the Consolidated Balance Sheets less the managed funds (credit assets) of finance subsidiaries. In addition, interest paid has been calculated by subtracting the amount of interest paid by finance subsidiaries to fund their credit asset portfolios from the amount of interest paid shown in the Consolidated Statements of Cash Flows.

Commitment Line Contracts

To raise working capital efficiently, Nippon Oil has concluded a commitment line contract of ¥150 billion with a syndicate of six banks. There were no borrowings under the commitment line at the year-end under review.

Also, for the effective procurement of operating funds, Nippon Oil and three overseas consolidated subsidiaries concluded a commitment line agreement of US$200 million with a syndicate of three banks. There were no borrowings under the commitment line as of end of March 2010.

(3) Basic Policies Regarding Allocation of Profits and Dividends in the Fiscal Year Under Review

To maintain stable dividend payments while increasing corporate value, the Company takes into account the need to bolster internal reserves to provide for investments targeting the realization of our growth strategies. With consideration for such factors as business performance and balanced funding, it has been the Company’s basic policy to set the dividend standard from the mid- and long-term perspective.

In considering the annual cash dividend for the year under review, the Company took into account the increasing severity of the business environment surrounding the Company, especially in the areas of domestic oil refining and marketing, as well as the need to secure adequate capital for structural reforms following the Company’s business integration. In light of these factors, the Company plans to pay period-end dividends of ¥8 per share, which combined with the interim dividends amounts to annual dividends of ¥18 per share.

2.	The Corporate Group

Descriptions of the main businesses operated by the Nippon Oil Group Companies (Nippon Oil Corporation, 52 consolidated subsidiaries, and 25 affiliates accounted for by the equity method) and the positioning of the principal affiliates (25 consolidated subsidiaries and 3 affiliates accounted for by the equity method (indicated with "*")) in the group's business operations (as of March 31, 2010) are shown below.

Segment	Description of Main Businesses	Principal Companies
Refining and Marketing	Sale of petroleum products and petrochemical products	Nippon Oil Corporation
	Refining of petroleum and processing of petroleum products, and manufacture and sale of petrochemical-related products	Nippon Petroleum Refining Co., Ltd., Wakayama Petroleum Refining Co., Ltd. Atlanta Nisseki CLAF, Inc., Nisseki Chemical Texas Inc., Nisseki Plasto Co., Ltd.
	Storage and transport of crude oil and petroleum products	Nippon Oil Staging Terminal Co., Ltd., Nippon Oil Tanker Corporation, Okinawa CTS Corporation, Nihonkai Oil Co., Ltd., *Japan Oil Transportation Co., Ltd. *2
Manufacture and sales of petroleum products overseas
Nippon Oil (U.S.A.) Ltd., Nippon Oil Lubricants (America) LLC,
Nippon Oil (Asia) Pte. Ltd., Nippon Oil Europe Ltd.,
*Tianjin Nisseki Lubricants & Grease Co., Ltd., Nippon Oil (Guangzhou) Lubricants Corp.

	Sales, etc. of coal and other mineral resources	Nippon Oil (Australia) Pty. Ltd., *Mizushima LNG Co., Ltd.
	Sales of petroleum products	ENEOS Frontier Co., Ltd.
	Generation and supply of electric power	Kawasaki Natural Gas Generation Co., Ltd.
	Manufacture and sale of fuel cells	ENEOS CELLTECH Co., Ltd. *1
	Manufacture and sale of silicon wafers, etc. for solar cells	Space Energy Corporation *1
E&P of Oil and Natural Gas	Exploration and development of oil and natural gas	Nippon Oil Exploration Ltd.
Construction	Roadwork, civil engineering, and design and construction of petroleum-related facilities	NIPPO CORPORATION *3
Other	Sale, purchase, leasing and management of real estate	Nippon Oil Real Estate Co., Ltd.
	Sales and leasing of automobile-related supplies and goods	Nippon Oil Trading Corporation
	Accounting-related work, and salary and benefit and welfare-related work on commission	Nippon Oil Business Services Co., Ltd.
	Commissioned development and operation of computer and communication systems	Nippon Oil Information Technology Corporation

The illustration below gives an overview of the activities of the corporate group.

Refining and Marketing
(Total of 51 companies)
Refining of petroleum and processing of petroleum products, and manufacture and sale of petrochemical-related products (12 companies)
Nippon Petroleum Refining Co., Ltd.
Wakayama Petroleum Refining Co., Ltd.
Atlanta Nisseki CLAF, Inc.
Nisseki Chemical Texas Inc.
Nisseki Plasto Co., Ltd.
and 7 others
Supply of petroleum products and petrochemical products
Manufacture of petroleum products and petrochemical products, and supply of materials
Storage and transport of crude oil and petroleum products (13 companies)
Nippon Oil Staging Terminal Co., Ltd.
Nippon Oil Tanker Corporation
Okinawa CTS Corporation
Nihonkai Oil Co., Ltd.
*Japan Oil Transportation Co., Ltd. *2
and 8 others
Transport and storage of petroleum
Manufacture and sales of fuel cells (1 company)
ENEOS CELLTECH Co., Ltd. *1
Manufacture and sale of silicon wafers, etc. for solar cells (1 company)
Space Energy Corporation *1
Manufacture and sales of petroleum products overseas (6 companies)
Nippon Oil (U.S.A.) Ltd.
Nippon Oil Lubricants (America) LLC
Nippon Oil (Asia) Pte. Ltd.
Nippon Oil Europe Ltd.
*Tianjin Nisseki Lubricants & Grease Co., Ltd.
Nippon Oil (Guangzhou) Lubricants Corp.
Sales, etc. of coal and other mineral resources (7 companies)
Nippon Oil (Australia) Pty. Ltd.
* Mizushima LNG Co., Ltd.
and 5 others
Sales of petroleum products (10 companies)
Supply of petroleum products
ENEOS Frontier Co., Ltd.
and 9 other companies
Generation and supply of electric power (1 company)
Kawasaki Natural Gas Generation Co., Ltd.
Nippon Oil Corporation
E&P of Oil and Natural Gas
(15 companies)
Nippon Oil Exploration Ltd.
and 14 other companies
Construction
(5 companies)
NIPPO CORPORATION *3
and 4 other companies
Construction orders and supply of materials
Other
(6 companies)
Nippon Oil Real Estate Co., Ltd.
Nippon Oil Trading Corporation
Nippon Oil Business Services Co., Ltd.
Nippon Oil Information Technology Corporation
and 2 other companies

Notes:	*1.
Of the above principal affiliates, ENEOS CELLTECH Co., Ltd. (established April 2008) and Space Energy Corporation (established April 1995) became consolidated subsidiaries as of the consolidated year under review.

*2.	Japan Oil Transportation Co., Ltd. is listed on the First Section of the Tokyo Stock Exchange.
*3.	NIPPO CORPORATION is listed on the First Section of the Tokyo Stock Exchange.

In addition to the listed companies in "*2" and "*3" above, other consolidated subsidiaries and affiliates accounted for by the equity method listed on domestic stock exchanges include Kyogoku Unyu Shoji Co., Ltd. (a Refining and Marketing Segment company) is listed on the JASDAQ and NISSIN SHOJI Co., Ltd. (a Refining and Marketing Segment company) is listed on the Second Section of the Tokyo Stock Exchange.

3.	Consolidated Financial Statements

(1)	Consolidated Balance Sheets

	FY2008		FY2009
	As of March 31, 2009		As of March 31, 2010
	Millions of yen	%	Millions of yen	%
ASSETS
Current assets	1,758,489	44.3	1,905,267	46.1
Cash and cash time deposits	227,533		184,085
Trade notes and accounts receivable	540,409		709,860
Inventories	664,560		815,128
Deferred income taxes	55,132		25,515
Other current assets	270,854		170,677

Non-current assets	2,211,234	55.7	2,223,960	53.9
Property, plant and equipment	1,336,444		1,297,054
Buildings and Structures	242,972		230,745
Oil tanks･Machinery and equipment･Other	398,877		355,468
Land	663,813		690,453
Construction in progress	30,780		20,387
Intangible non-current assets	48,336		43,439
Investments and other assets	826,454		883,466
Investment securities	358,245		384,496
long-term receivables	10,030		9,718
Deferred income taxes	173,073		167,927
Oil and gas investment	211,985		237,836
Other investment and assets	73,119		83,487
Deferred assets	5	0.0	4	0.0
Bond issuance expenses and other	5		4

Total assets	3,969,730	100.0	4,129,232	100.0

(1) Consolidated Balance Sheets

	FY2008		FY2009
	As of March 31, 2009		As of March 31, 2010
	Millions of yen	%	Millions of yen	%
LIABILITIES
Current liabilities	1,890,264	47.6	2,078,492	50.4
Trade notes and accounts payable	366,208		496,980
Short-term loans	382,538		469,419
Commercial papers	242,000		317,000
Accounts payable	557,017		540,849
Other current liabilities	342,500		254,242
Non-current liabilities	1,063,159	26.8	991,649	24.0
Bonds	185,021		165,161
Long-term loans	607,894		563,341
Deferred income taxes	114,417		101,494
Retirement allowances for employees	54,482		42,039
Other non-current liabilities	101,344		119,612
Total liabilities	2,953,424	74.4	3,070,142	74.4
NET ASSETS
Shareholder's equity	918,118	23.1	930,199	22.5
Common stock	139,437	3.5	139,437	3.4
Capital surplus	275,698	6.9	275,696	6.6
Retained earnings	507,371	12.8	519,572	12.6
Less treasury common stock, at cost	(4,389)	(0.1)	(4,507)	(0.1)

Valuation and translation adjustments	(2,712)	0.0	29,707	0.7
Net unrealized gain on securities	25,534	0.7	38,774	0.9
Deferred gains and losses on hedges	9,218	0.2	13,322	0.3
Translation adjustments	(37,465)	(0.9)	(22,389)	(0.5)

Minority interests in consolidated subsidiaries	100,900	2.5	99,182	2.4

Total net assets	1,016,306	25.6	1,059,089	25.6
Total liabilities and net assets	3,969,730	100.0	4,129,232	100.0

(2) Consolidated Statements of Income

	FY2008	FY2009
	From April 1, 2008	From April 1, 2009
	to March 31, 2009	to March 31, 2010
	Millions of yen	Millions of yen
Net sales	7,389,234	5,774,279
Cost of sales	(7,414,998)	(5,406,740)
Gross income (loss) on sales	(25,763)	367,538
Selling, general and administrative expenses	(286,743)	(280,802)
Operating income (loss)	(312,506)	86,735
Non-operating income	80,088	60,566
Interest and dividends income	32,851	22,018
Asset rental income	8,142	8,848
Equity in earnings of affiliates	5,822	2,953
Foreign exchange gain	8,101	17,417
Other	25,170	9,328
Non-operating expenses	(43,030)	(33,999)
Interest expenses	(28,727)	(21,120)
Other	(14,302)	(12,879)
Ordinary income (loss)	(275,448)	113,302
Extraordinary income	15,100	49,781
Extraordinary losses	(105,221)	(71,558)
Income (loss) before income taxes and minority interests	(365,569)	91,525
Income taxes	(49,672)	(35,536)
Income taxes- deferred	170,473	(3,565)
Minority interests in earnings of consolidated subsidiaries	(6,846)	(9,127)
Net income (loss)	(251,613)	43,295

(3) Consolidated Statements of Changes in Net Assets

Previous fiscal year      (From April 1, 2008 to March 31, 2009)
	Shareholder’s equity					Valuation and translation adjustment				Minority interests in consolidated subsidiaries	Total Net Assets
	Common stock	Capital surplus	Retained earnings	Less treasury common stock, at cost	Total Shareholders’ equity	Net unrealized gain on securities	Deferred gain and loss on hedges	Translation adjustments	Total Valuation and translation adjustments
	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Balance as of Mar 31, 2008	139,437	275,782	782,037	(2,595)	1,194,662	85,725	18,355	11,045	115,125	119,478	1,429,266
Changes related to changes in accounting policies applied to foreign subsidiaries			(452)		(452)						(452)
Changes in the fiscal year
Cash dividends			(23,383)		(23,383)						(23,383)
Net income			(251,613)		(251,613)						(251,613)
Purchases of treasury stock				(2,191)	(2,191)						(2,191)
Disposal of treasury stock		(83)		397	313						313
Changes in the scope of consolidation			765		765						765
Changes related to range in application of equity method			17		17						17
Net Changes of Net assets other than Shareholders’ equity					—	(60,191)	(9,136)	(48,510)	(117,838)	(18,577)	(136,415)
Total of changes in the fiscal year	—	(83)	(274,214)	(1,794)	(276,091)	(60,191)	(9,136)	(48,510)	(117,838)	(18,577)	(412,507)
Balance as of March 31, 2009	139,437	275,698	507,371	(4,389)	918,118	25,534	9,218	(37,465)	(2,712)	100,900	1,016,306

(3) Consolidated Statements of Changes in Net Assets

Current fiscal year      (From April 1, 2009 to March 31, 2010)
	Shareholder’s equity					Valuation and translation adjustment				Minority interests in consolidated subsidiaries	Total Net Assets
	Common stock	Capital surplus	Retained earnings	Less treasury common stock, at cost	Total Shareholders’ equity	Net unrealized gain on securities	Deferred gain and loss on hedges	Translation adjustments	Total Valuation and translation adjustments
	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Balance as of Mar 31, 2009	139,437	275,698	507,371	(4,389)	918,118	25,534	9,218	(37,465)	(2,712)	100,900	1,016,306
Changes in the fiscal year
Cash dividends			(29,199)		(29,199)						(29,199)
Net income			43,295		43,295						43,295
Purchases of treasury stock				(137)	(137)						(137)
Disposal of treasury stock		(2)		20	18						18
Changes in the scope of consolidation			(1,895)		(1,895)						(1,895)
Changes related to range in application of equity method					－						－
Net Changes of Net assets other than Shareholders’ equity					－	13,240	4,103	15,076	32,420	(1,718)	30,702
Total of changes in the fiscal year	－	(2)	12,200	(117)	12,081	13,240	4,103	15,076	32,420	(1,718)	42,783
Balance as of March 31, 2010	139,437	275,696	519,572	(4,507)	930,199	38,774	13,322	(22,389)	29,707	99,182	1,059,089

(4)  Consolidated Statements of Cash Flows

		FY2008	FY2009
		From April 1, 2008	From April 1, 2009
		to March 31, 2009	to March 31, 2010
		Millions of yen	Millions of yen
I.	Cash flow from operating activities
	Income before income taxes and minority interests	(365,569)	91,525
	Depreciation and amortization	170,106	170,818
	(Increase) decrease in notes and accounts receivable	421,856	(165,305)
	(Increase) decrease in inventories	584,338	(154,687)
	Increase (decrease) in notes and accounts payable	(218,015)	116,338
	Impairment loss	75,404	12,444
	Other	(128,625)	(21,155)
	Sub-total	539,495	49,979
	Interest and dividends received	33,567	22,506
	Interest paid	(27,506)	(21,986)
	Income taxes paid	(105,115)	(19,517)
	Increase (decrease) in long-term temporary payment of tax	760	－
	Net cash provided by (used in) operating activities	441,202	30,982

II.	Cash flows from investing activities
	Increase(decrease) in time deposits	1,559	183
	Additions to property, plant and equipment	(102,983)	(134,618)
	Proceeds from sales of property, plant and equipment	21,012	51,386
	Net (increase) decrease in marketable and investment securities	(48,417)	(3,359)
	Payments for oil and gas investment	(66,084)	(52,263)
	Other	(129,729)	(6,860)
	Net cash (used in) provided by investing activities	(324,641)	(145,531)

III.	Cash flows from financing activities
	Increase (decrease) in short-term loans	(199,399)	135,432
	(Decrease) increase in long-term loans and bonds	155,117	(29,552)
	Other	(42,554)	(43,380)
	Net cash provided by (used in) financing activities	(86,836)	62,499

IV.	Effect of exchange rate changes on cash and cash equivalents	(36,941)	8,782

V.	(Decrease)increase in cash and cash equivalents	(7,216)	(43,266)

VI.	Cash and cash equivalents at beginning of the period	226,792	227,257

VII.	Increase in cash and cash equivalents due to inclusion in consolidation	7,034	2

VIII.	Increase in cash and cash equivalents due to merger of consolidated subsidiaries	648	－

IX.	Cash and cash equivalents at end of the period	227,257	183,992

(5) Notes on the preconditions for a going concern: None

(6) Significant Principles Pertaining to Preparation of Consolidated Financial Statements

1. Scope of consolidation and application of the equity method

1) Consolidated subsidiaries: 52

Names of principal subsidiaries are listed in the section “2. The Corporate Group.”

Newly included: ENEOS CELLTECH Co., Ltd., Nippon Oil Real Estate Company, Limited (formerly “Nippon Oil Real Estate Spin-off Preparation Co., Ltd.”), Space Energy Corporation
Excluded: Nippon Oil (U.K.) Plc., Japan North Sea Oil Co., Ltd., Nippon Oil Real Estate Company, Limited, Taiheiyo Trading Co., Ltd.

2) Non-consolidated subsidiaries accounted for by the equity method: 1

Name of company: Shinsui Marine Company.

3) Affiliates accounted for by the equity method: 24

Names of principal subsidiaries are listed in the section “2. The Corporate Group.”

Newly included: Space Energy Corporation
Excluded: Space Energy Corporation (Change in classification from affiliate accounted for by the equity method to a consolidated subsidiary through the acquisition of additional shares.)

2. Fiscal year ends of consolidated subsidiaries

The fiscal year ends of six consolidated Japanese subsidiaries including Japan Vietnam Petroleum Co., Ltd. and 17 overseas subsidiaries including Nippon Oil Exploration (U.S.A.) Ltd., and Nippon Oil Exploration and Production U.K. Ltd. is on December 31.

Furthermore, as of the fiscal year under review, the following three consolidated subsidiaries changed their fiscal year end from December 31 to March 31: Nippon Oil Exploration, Ltd., Japan Canada Oil Co., Ltd., and Hidasekiyu Co., Ltd.

Because the difference between the fiscal year ends of these subsidiaries and the consolidated fiscal year end is not more than three months, consolidation will be based on the financial statements for the fiscal years of those consolidated subsidiaries.

However, necessary adjustments have been made for significant transactions that took place during the period between the fiscal year end of those subsidiaries and the consolidated fiscal year end.

3. Accounting standards

1) Valuation basis and valuation method for significant assets

(i) Inventories

Inventories are stated mainly at cost principally based on the average cost method. (Balance sheet values are based on write downs due to decreased profitability.)

(ii) Securities

(a) Held-to-maturity bonds are stated at cost amortized using the straight-line method.

(b) Other securities:

Securities with readily determinable market values are carried at market values as of each respective balance sheet date. (Unrealized gains and losses, net of taxes, are reported as a separate component of net assets. Cost of securities sold is determined by the moving average method.)

Other securities that do not have readily determinable market values are stated at cost based on the moving-average cost method.

(iii) Net receivables and payables arising from derivatives transactions

Net receivables and payables arising from derivatives transactions are stated at fair value.

2) Depreciation method for significant depreciable assets

(i) Property, plant and equipment (excluding lease assets)

Depreciation of buildings is calculated principally by the straight-line method, and depreciation of other property, plant and equipment is calculated principally by the declining-balance method over the estimated useful lives of the respective assets.  The same standard as provided for in the Corporation Tax Act of Japan is principally adopted for the determination of useful life and residual value.

However, the useful life of service stations owned by the Company is set at 15 years.

(ii) Intangible non-current assets (excluding lease assets)

The straight line method is generally applied.

For the useful life, the same standard as provided for in the Corporation Tax Act of Japan is principally adopted. However, computer software for internal use is depreciated using the straight-line method over the estimated useful life of the software, which is generally 5 years.

Furthermore, one of two consolidated subsidiaries with mining concessions on their books depreciates the assets based on the estimated useful life while the other depreciates based on the production output method.

(iii) Leased assets

Depreciation of leased assets is calculated based on the straight-line method over the lease term of the leased assets assuming no residual value.  Finance lease transactions executed on or before March 31, 2008 that do not involve a transfer of ownership are accounted for using the same method as ordinary operating leases.

3) Regarding standards for significant allowances

(i) Allowance for doubtful accounts

The allowance for doubtful accounts is calculated based on the aggregate amount of individually estimated credit losses for doubtful receivables plus an amount calculated using historical write-off experience over a certain period of receivables other than doubtful receivables.

(ii) Allowance for retirement benefits

The allowance for employee retirement benefits, which is provided for future pension and severance paid at retirement, is recorded at the amount actually computed based on the projected benefit obligation and the estimated fair value of pension plan assets at the end of fiscal year.

Prior service cost is amortized as incurred, after the consolidated fiscal year during which the cost is incurred, by the straight-line method over a certain number of years, which is generally 5 years, within the average residual working years expected from employees.

Actuarial gain or loss is amortized as incurred, after the consolidated fiscal year during which the cost is incurred, by the straight-line method over a certain number of years, which is generally 5 years, within the average residual working years expected from employees.

(iii) Allowance for periodic repair works

Allowance for periodic repair works is made for the current portion of the estimated cost of periodically required repairs for oil tanks, machinery and equipment of refineries and tankers.

(iv) Allowance for abandonment of mines

The accrued estimated cost of abandonment of mine sites is provided to cover the costs estimated to be incurred as of the end of the fiscal year to be upon the abandonment of mines based on the plans for the abandonment of such mines.

4) Translation of foreign currency transactions and accounts

All assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates prevailing at the respective balance sheet dates.  Foreign exchange gains and losses are charged to income.

Assets, liabilities, revenue and expenses of foreign subsidiaries are translated into Japanese yen using the foreign exchange rates prevailing at the balance sheet dates.  The resultant difference is presented in “Translation adjustments” and “Minority interests in consolidated subsidiaries” in separate components of net assets.

5) Significant hedge accounting methods

(i) Hedge accounting methods

Deferred hedge accounting is used to process hedging transactions.

Unrealized gains or losses on forward contracts and currency swaps that meet the criteria for deferral hedge accounting are carried as net assets in the balance sheets.  With respect to forward exchange contracts and currency swap contracts, designation (“Furiate-shori”) is applied to those that qualify.  The exception method is applied to interest swap contracts that meet the requirements for exceptional treatments.

(ii) Hedging instruments and hedged items

Hedging instruments: Derivatives transactions including forward exchange contracts, interest swap contracts, and commodity swap contracts are used.

Hedged items: Assets and liabilities exposed to loss arising from adverse fluctuation in market rates and for which such fluctuation is not reflected in valuation, and assets and liabilities for which such fluctuation can be avoided by eliminating fluctuation of cash flow.

(iii) Hedging policy

Hedging contracts are entered into within the scope of assets and liabilities exposed to market risk and as a means of controlling adverse fluctuation risk in foreign currency exchange, interest rates and commodity prices.

(iv) Assessment of the effectiveness of hedging

In currency exchange forward contracts and commodity swap transactions, the effectiveness of hedging is determined by confirming that the material terms of the assets and liabilities which are the hedged items and the hedge transactions are the same, and that market fluctuations are offset at the time of hedging and thereafter.

In interest rate swap transactions, the effectiveness of hedging is determined by comparing the cumulative variation of cash flows in hedged items and cumulative variation of cash flows of the hedging instruments. However, interest rate swaps which fulfill certain requirements for the exceptional method that can be determined beforehand are omitted from the determination of the effectiveness of hedging.

6) Other items important to the preparation of the consolidated financial statements

(i) Accounting treatment of consumption tax

The tax exclusion method is used.

(ii) Accounting for investments in exploration and development

Expenditures relating to overseas exploration and development under certain agreements are recorded as exploration and development expenses and recovered in accordance with the terms of the respective agreements after production.

4. Valuation of assets and liabilities of consolidated subsidiaries

The assets and liabilities of consolidated subsidiaries are marked to fair value.

5. Amortization of goodwill and negative goodwill

Goodwill and negative goodwill on assets whose amortization period can be reasonably estimated in the fiscal year of their acquisition are amortized over that estimated period. Otherwise, goodwill and negative goodwill are amortized by the straight-line method over 5 years.

6. Cash and cash equivalents in the consolidated statements of cash flows

Cash and cash equivalents are comprised of cash on hand, demand deposits in banks and investments involving little risk of price fluctuation with original maturities of three months or less.

(7) Changes in Accounting Principles Pertaining to Preparation of Consolidated Financial Statements

1. Changes in accounting standards

Changes in Accounting Standard for Construction Contracts

Previously, the Company applied the completed-contract method for the recognition of sales for construction contracts.  Effective for the fiscal year ended March 31, 2010, the Company adopted “Accounting Standard for Construction Contracts” (ASBJ Statement No. 15, December 27, 2007) and “Guidance on Accounting Standard for Construction Contracts” (ASBJ Guidance No. 18, December 27, 2007).  Under ASBJ Statement No. 15 and Guidance No. 18, the percentage-of-completion method is applied for the construction contracts started on or after April 1, 2009, if the outcome of construction activity can be deemed certain during the course of the activity in the fiscal year ended March 31, 2010; otherwise, the completed-contract method is applied.  The percentage of completion at the end of each quarterly period is estimated based on the percentage of the cost incurred to the estimated total cost.

As a result, sales in the Construction segment in the fiscal year under review increased by ¥33,202 million while operating income, ordinary income and income before income taxes and minority interests each rose by ¥2,043 million.

(8)  Explanatory Notes to Consolidated Financial Statements

Consolidated Balance Sheets

	FY2008 As of March 31, 2009	FY2009 As of March 31, 2010
	millions of yen	millions of yen
Merchandise and finished goods	279,760	337,936
Goods in process	88,689	40,426
Raw material and inventory goods	296,109	436,765
Accumulated depreciation and amortization	2,200,794	2,261,135
Allowance for doubtful accounts	9,941	7,831

Consolidated Statements of Income

Breakdown of Extraordinary income (losses)
	FY2008	FY2009
	From April 1, 2008 to March 31, 2009	From April 1, 2009 to March 31, 2010
	millions of yen	millions of yen
Income on sales of property, plant and equipment	14,610	36,880
Income on sales of investment securities	56	5,155
Loss on retirement of non-current assets	(8,155)	(10,002)
Loss on disposal of non-current assets	(3,950)	(12,752)
Impairment loss	(75,404)	(12,444)
Loss on valuation of investment securities	(7,861)	(27,302)
Business structure improvement expenses	－	(3,375)

Segment Information

[ Business Segments ]

(1) Previous fiscal year (From April 1, 2008 to March 31, 2009)
	Refining and Marketing	E&P of Oil and Natural Gas	Construction	Other	Total	Eliminations	Consolidated
	millions of yen	millions of yen	millions of yen	millions of yen	millions of yen	millions of yen	millions of yen
Net sales

(1) Sales to third parties	6,760,525	218,623	356,540	53,545	7,389,234	－	7,389,234

(2) Intergroup sales and transfers	8,806	－	28,526	24,983	62,316	(62,316)	－
Total sales	6,769,332	218,623	385,066	78,528	7,451,551	(62,316)	7,389,234
Operating expenses	7,203,735	112,245	377,567	73,179	7,766,728	(64,986)	7,701,741
Operating income (loss)	(434,402)	106,377	7,499	5,349	(315,176)	2,670	(312,506)

Assets, Depreciation, Impairment loss and Capital expenditures

Assets	3,218,077	489,758	359,281	51,549	4,118,666	(148,936)	3,969,730
Depreciation	123,880	39,711	6,318	767	170,678	(571)	170,106
Impairment loss	11,311	63,279	813	－	75,404	－	75,404
Capital expenditures	94,687	75,163	8,675	991	179,517	－	179,517

Notes:
1. Business segments are based on the classifications used by the Company internally for management of its businesses.

2. Principal products by business segment are as follows:
(1)  Refining and Marketing: Petroleum products, including gasoline, naphtha, kerosene, diesel fuel, and heavy fuel oil, as well as petrochemical products, including benzene, paraxylene, and other products
(2)  E&P of Oil and Natural Gas: Exploration, development and Production of oil and natural gas
(3)  Construction: Asphalt paving, civil engineering construction, building construction
(4)  Other: Activities include sales of automotive products, such as tires, lease financing, insurance agency business, real estate rentals, travel agency business, computer-related operations

3.  Depreciation and capital expenditures includes exploration- and development-related investment that is accounted for in the “oil and gas investment” item as well as associated amortization expense.

4. Changes in Accounting Methods

(1) Application of the Accounting Standard for Measurement of Inventories

Nippon Oil Corporation and its domestic consolidated subsidiaries have applied the Accounting Standard for Measurement of Inventories (Accounting Standards Board of Japan Statement No. 9, issued July 5, 2006) starting in the fiscal year under review. As a result, operating expenses for the fiscal year under review increase by 28,127 million yen in the Refining and Marketing, 1,560 million yen in the Construction, and 339 million yen in the Other segment. Operating loss increased by 28,127 million yen in the Refining and Marketing , operating income decreased by 1,560 million yen in the Construction, and operating income decreased by 339 million yen in the Other .

(2) Change in the Useful Life of Tangible Fixed Assets
Nippon Oil Corporation and its domestic consolidated subsidiaries took the revision of the Corporation Tax Law as an occasion to review the useful life of their respective oil refining facilities and other machinery and equipment, taking into consideration the conditions of use of said facilities and other factors. As a result of the revision, the statutory useful life of these facilities has changed starting from the fiscal year under review. Consequently, for the fiscal year under review depreciation increased by 5,820 million yen in the Refining and Marketing and decreased by JPY 41 million yen in the Construction. Operating expenses increased by 5,561 million yen in the Refining and Marketing and decreased by 41 million yen in the Construction. Operating loss increased by 5,561 million yen in the Refining and Marketing, and operating profit increased by 41 million yen in the Construction.

(2) Current Fiscal Year (From April 1, 2009 to March 31, 2010)
	Refining and Marketing	E&P of Oil and Natural Gas	Construction	Other	Total	Eliminations	Consolidated
	millions of yen	millions of yen	millions of yen	millions of yen	millions of yen	millions of yen	millions of yen
Net sales

(1) Sales to third parties	5,192,418	143,431	377,435	60,992	5,774,279	－	5,774,279

(2) Intergroup sales and transfers	10,698	－	27,514	23,575	61,788	(61,788)	－
Total sales	5,203,117	143,431	404,950	84,567	5,836,067	(61,788)	5,774,279
Operating expenses	5,172,092	116,015	386,224	78,748	5,753,080	(65,536)	5,687,543
Operating income (loss)	31,025	27,416	18,725	5,819	82,987	3,748	86,735

Assets, Depreciation, Impairment loss and Capital expenditures

Assets	3,417,938	471,340	350,953	40,471	4,280,704	(151,471)	4,129,232
Depreciation	124,026	40,486	6,486	614	171,613	(795)	170,818
Impairment loss	6,400	5,957	86	－	12,444	－	12,444
Capital expenditures	111,935	58,282	8,468	556	179,243	－	179,243

Notes:
1. Business segments are based on the classifications used by the Company internally for management of its businesses.

2. Principal products by business segment are as follows:
(1) Refining and Marketing: Petroleum products, including gasoline, naphtha, kerosene, diesel fuel, and heavy fuel oil, as well as petrochemical products, including benzene, paraxylene, and other products
(2) Oil and Natural Gas E&P: Exploration, development and production of oil and natural gas
(3) Construction: Asphalt paving, civil engineering construction, building construction
(4) Other: Activities include sales of automotive products, such as tires, lease financing, insurance agency business, real estate rentals, travel agency business, computer-related operations

3. Depreciation and capital expenditures includes exploration- and development-related investment that is accounted for in the “oil and gas investment” item as well as associated amortization expense.

4. Changes in Accounting Methods

Previously, the Company applied the completed-contract method for the recognition of sales for construction contracts.  Effective for the fiscal year ended March 31, 2010, the Company adopted “Accounting Standard for Construction Contracts” (ASBJ Statement No. 15, December 27, 2007) and “Guidance on Accounting Standard for Construction Contracts” (ASBJ Guidance No. 18, December 27, 2007).  Under ASBJ Statement No. 15 and Guidance No. 18, the percentage-of-completion method is applied for the construction contracts started on or after April 1, 2009, if the outcome of construction activity can be deemed certain during the course of the activity in the fiscal year ended March 31, 2010; otherwise, the completed-contract method is applied.  The percentage of completion at the end of each quarterly period is estimated based on the percentage of the cost incurred to the estimated total cost.

As a result, in the fiscal year under review sales in the Construction segment increased by ¥33,200 million and sales in the Other segment increased by ¥2 million, while operating income rose by ¥2,043 million in the Construction segment and ¥0 million in the Other segment.

[ Geographical Segments ]

(1) Previous fiscal year  (From April 1, 2008 to March 31, 2009)
	Japan	Asia and Oceania	North America	Europe	Total	Eliminations	Consolidated
	millions of yen	millions of yen	millions of yen	millions of yen	millions of yen	millions of yen	millions of yen
Net sales

(1) Sales to third parties	7,085,158	173,023	79,921	51,130	7,389,234	－	7,389,234

(2) Intergroup sales and transfers	68,279	462,232	－	67,893	598,406	(598,406)	－
Total sales	7,153,438	635,256	79,921	119,023	7,987,640	(598,406)	7,389,234
Operating expenses	7,574,716	561,028	64,418	100,563	8,300,726	(598,985)	7,701,741
Operating income (loss)	(421,277)	74,228	15,503	18,460	(313,085)	579	(312,506)
Assets	3,725,806	376,168	160,805	131,394	4,394,175	(424,444)	3,969,730

Notes:
1. Country and Region Classification

(1) Country and Region Classification Method

Country and region determinations are made on the basis of geographic proximity.

(2) Major Countries and Regions Belonging Within Each Classification

Asia/Oceania: Singapore, Vietnam, Malaysia, Myanmar, China and Australia
North America: United States and Canada
Europe: United Kingdom and the Netherlands

2. Changes in Accounting Methods

(1) Application of the Accounting Standard for Measurement of Inventories

Nippon Oil Corporation and its domestic consolidated subsidiaries have applied the “Accounting Standard for Measurement of Inventories” (ASBJ No. 9, July 5, 2006) starting in the fiscal year under review. As a result, operating expenses for the fiscal year under review increase by ¥30,027 million in Japan and operating loss for the fiscal year under review increased the same in Japan.

(2) Change in the Useful Life of Tangible Fixed Assets
Nippon Oil Corporation and its domestic consolidated subsidiaries took the revision of the Corporation Tax Act of Japan as an occasion to review the useful life of their respective oil refining facilities and other machinery and equipment, taking into consideration the conditions of use of said facilities and other factors. As a result of the revision, the statutory useful life of these facilities has changed starting from the fiscal year under review. Consequently, operating expenses for the fiscal year under review increase by ¥5,520 million in Japan. And operating loss for the fiscal year under review increase the same in Japan.

(2) Current Fiscal Year (From April 1, 2009 to March 31, 2010)
	Japan	Asia and Oceania	North America	Europe	Total	Eliminations	Consolidated
	millions of yen	millions of yen	millions of yen	millions of yen	millions of yen	millions of yen	millions of yen
Net sales

(1) Sales to third parties	5,598,182	93,784	57,799	24,513	5,774,279	－	5,774,279

(2) Intergroup sales and transfers	8,213	111,110	－	12,534	131,858	(131,858)	－
Total sales	5,606,395	204,895	57,799	37,047	5,906,138	(131,858)	5,774,279
Operating expenses	5,560,411	171,784	52,995	34,374	5,819,566	(132,023)	5,687,543
Operating income (loss)	45,984	33,110	4,803	2,673	86,571	164	86,735
Assets	3,905,399	300,516	148,559	107,427	4,461,903	(332,670)	4,129,232

Notes:
1. Country and Region Classification

(1) Country and Region Classification Method

Country and region determinations are made on the basis of geographic proximity.

(2) Major Countries and Regions Belonging Within Each Classification

Asia/Oceania: Singapore, Vietnam, Malaysia, Myanmar, China and Australia
North America: United States and Canada
Europe: United Kingdom and the Netherlands

2. Changes in Accounting Methods

Previously, the Company applied the completed-contract method for the recognition of sales for construction contracts.  Effective for the fiscal year ended March 31, 2010, the Company adopted “Accounting Standard for Construction Contracts” (ASBJ Statement No. 15, December 27, 2007) and “Guidance on Accounting Standard for Construction Contracts” (ASBJ Guidance No. 18, December 27, 2007).  Under ASBJ Statement No. 15 and Guidance No. 18, the percentage-of-completion method is applied for the construction contracts started on or after April 1, 2009, if the outcome of construction activity can be deemed certain during the course of the activity in the fiscal year ended March 31, 2010; otherwise, the completed-contract method is applied.  The percentage of completion at the end of each quarterly period is estimated based on the percentage of the cost incurred to the estimated total cost.

As a result, sales in the Construction segment in the fiscal year under review increased by ¥33,202 million while operating income, ordinary income and income before income taxes and minority interests each rose by ¥2,043 million.

Overseas sales

(1) Overseas sales for the year ended March 31, 2009 (from April 1, 2008 to March 31, 2009)
I	Overseas sales (millions of yen)	832,006
II	Total consolidated sales (millions of yen)	7,389,234
III	Overseas sales as percentage of total consolidated sales (%)	11.3

(2) Overseas sales for the year ended March 31, 2010 (from April 1, 2009 to March 31, 2010)
I	Overseas sales (millions of yen)	628,043
II	Total consolidated sales (millions of yen)	5,774,279
III	Overseas sales as percentage of total consolidated sales (%)	10.9

Note:	(1)	Overseas sales are presented together here rather than by country and region, as the amounts in each case are relatively small.
(2)	The major countries or regions in the category: China, Singapore, and Korea
(3)	Overseas sales are the Company's and its consolidated subsidiaries' sales to customers outside of Japan.

C.    Per Share Information

FY2008			FY2009
From April 1, 2008			From April 1, 2009
to March 31, 2009			to March 31, 2010
1.	Net assets per share	¥627.90	1.	Net assets per share	¥658.54
2.	Net income per share	¥(172.42)	2.	Net income per share	¥29.70
	Diluted net income per share was not calculated herein as the Company has issued no dilutive shares.			Diluted net income per share was not calculated herein as the Company has issued no dilutive shares.

Note 1.  Calculation of net assets per share for the years ended March 31, 2009 and 2010 was as follows:
(Unit: Millions of yen)
	FY2008	FY2009
	(As of March 31, 2009)	(As of March 31, 2010)
Total net assets	1,016,306	1,059,089
Amounts deducted from total net assets	100,900	99,182
(Minority interests deducted from total net assets)	(100,900)	(99,182)
Net assets attributable to shares of common stock	915,405	959,907
The number of shares of common stock used for calculation of net assets per share (Thousands of shares)	1,457,878	1,457,636

Note 2.  Calculation of net income (loss) per share for the years ended March 31, 2009 and 2010 was as follows:
(Unit: Millions of yen)
	FY2008	FY2009
	From April 1, 2008	From April 1, 2009
	to March 31, 2009	to March 31, 2010
Net income	(251,613)	43,295
Amount not reverting to shareholders	－	－
Net income (loss) attributable to common shares	(251,613)	43,295
Average number of common shares outstanding (Thousands of shares)	1,459,326	1,457,757

d.  Material events subsequent to the preparation of financial statements

Establishment of a joint holding company through a transfer of shares

The establishment of JX Holdings, Inc. as a wholly owning parent company through a joint transfer of shares between the Company and Nippon Mining Holdings, Inc. was approved at a special meeting of the shareholders of the Company on January 27, 2010.
JX Holdings, Inc. was established on April 1, 2010, at which time the Company became a wholly owned subsidiary thereof.

Name:	JX Holdings, Inc.

Address:	6-3, Otemachi 2-chome, Chiyoda-ku, Tokyo
Representative:	Shinji Nishio, Representative Director and Chairman of the Board
Mitsunori Takahagi, Representative Director and President

Common stock:	¥100,000 million

Business details:
Management and operation of subsidiaries and group companies engaged in the Petroleum Refining and Marketing Business, the E&P of Oil and Natural gas Business, Metals Business, and any and all businesses related thereto.

Main reason for the share transfer:
The two corporate groups will undertake a full-scale business integration to further strengthen the management base of both groups and to achieve dynamic growth and development under a new management philosophy.

Date of share transfer:	April 1, 2010

Omission of disclosure

Explanatory notes concerning lease transactions, financial instruments, marketable securities, derivative trading, trading with related parties, tax effect accounting, and employee retirement benefits were omitted as immaterial.

4. Non-consolidated Financial Statements

(1) Non-consolidated Balance Sheets

	FY2008		FY2009
	As of March 31, 2009		As of March 31, 2010
	Millions of yen	%	Millions of yen	%
ASSETS
Current assets	1,494,711	52.1	1,719,918	54.9
Cash and cash time deposits	70,388		46,466
Trade notes and accounts receivable	424,089		579,389
Marketable securities	40,000		—
Inventories	486,872		695,465
Deferred income taxes	39,832		13,415
Short-term loans receivable	263,589		273,538
Accounts receivable	156,817		97,923
Other current assets	13,121		13,719

Non-current assets	1,374,092	47.9	1,412,730	45.1
Property, plant and equipment	461,662		478,551
Buildings and Structures	99,032		90,957
Oil tanks･Machinery and equipment･Other	35,879		31,823
Land	320,026		346,070
Leased assets	2,980		2,911
Construction in progress	3,743		6,787
Intangible non-current assets	15,989		15,698
Investments and other assets	896,440		918,480
Investment securities	181,344		197,233
Stocks of affiliated companies	410,169		411,948
Deferred income taxes	166,193		167,539
Other investment and assets	138,733		141,758

Total assets	2,868,804	100.0	3,132,648	100.0

(1) Non-consolidated Balance Sheets

	FY2008		FY2009
	As of March 31, 2009		As of March 31, 2010
	Millions of yen	%	Millions of yen	%
LIABILITIES
Current liabilities	1,462,696	51.0	1,754,163	56.0
Trade notes and accounts payable	228,795		383,692
Short-term loans payable	255,685		351,767
Commercial papers	242,000		317,000
Current portion of bonds payable	40,000		20,000
Lease obligations	214		272
Accounts payable	529,455		526,600
Deposits payable	114,260		104,821
Other current liabilities	52,284		50,009
Non-current liabilities	659,188	23.0	599,480	19.1
Bonds	180,000		160,000
Long-term loans payable	436,776		402,936
Lease obligations	2,933		3,041
Retirement allowances for employees	28,892		24,124
Negative goodwill	329		247
Other non-current liabilities	10,256		9,130

Total liabilities	2,121,884	74.0	2,353,644	75.1
NET ASSETS
Shareholder's equity	719,748	25.1	737,227	23.5
Common stock	139,437	4.9	139,437	4.4
Capital surplus	266,345	9.3	266,343	8.5
Legal capital surplus	265,679		265,679
Other capital surplus	665		663
Retained earnings	316,378	11.0	333,962	10.7
Legal reserve	28,026		28,026
Other retained earnings	288,352		305,936
Reserve for special depreciation	0		－
Reserve for advanced depreciation of non-current assets	34,596		32,300
Reserve for oil resource development	33,000		33,000
General reserve	61,830		61,830
Retained earnings brought forward	158,924		178,805
Less treasury common stock, at cost	(2,412)	(0.1)	(2,516)	(0.1)

Valuation and translation adjustments	27,171	0.9	41,777	1.4
Net unrealized gain on securities	17,611	0.6	28,659	1.0
Deferred gains and losses on hedges	9,560	0.3	13,117	0.4

Total Net assets	746,920	26.0	779,004	24.9
Total liabilities and net assets	2,868,804	100.0	3,132,648	100.0

(2) Non-consolidated Statements of Income

	FY2008	FY2009
	From April 1, 2008	From April 1, 2009
	to March 31, 2009	to March 31, 2010
	Millions of yen	Millions of yen
Net sales	6,658,071	5,089,440
Cost of sales	(6,865,921)	(4,836,216)
Gross income (loss) on sales	(207,849)	253,224
Selling, general and administrative expenses	(233,240)	(233,032)
Operating income(loss)	(441,090)	20,192
Non-operating income	321,343	50,280
Interest income	3,295	4,780
Dividends income	296,788	29,121
Asset rental income	9,379	10,270
Foreign exchange gain	5,756	－
Other	6,123	6,107
Non-operating expenses	(27,298)	(19,875)
Interest expenses	(20,536)	(14,796)
Foreign exchange loss	－	(482)
Other	(6,762)	(4,596)
Ordinary income (loss)	(147,045)	50,596
Extraordinary income	7,163	46,973
Extraordinary losses	(39,792)	(36,136)
Income (loss) before income taxes	(179,673)	61,433
Income taxes-current	(637)	(59)
Income taxes- deferred	195,034	(14,590)
Net income	14,723	46,783

(3) Non-consolidated Statements of Changes in Net Assets

Previous fiscal year (From April 1, 2008 to March 31, 2009)

	Shareholder's equity
		Capital Surplus				Retained earnings
	Common stock	Legal capital surplus	Other capital surplus	Total Capital surplus	Legal reserve	Other retained earnings						Total retained earnings	Less treasury common stock, at cost	Total shareholder's equity
						Reserve for special depreciation	Reserve for overseas investment loss	Reserve for advanced depreciation of noncurrent assets	Reserve for oil resource development	General reserve	Retained earnings brought forward
	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Balance as of Mar 31, 2008	139,437	265,679	749	266,428	28,026	－	168	42,888	33,000	61,830	159,123	325,037	(632)	730,272
Changes in the fiscal year
Cash dividends				－							(23,383)	(23,383)		(23,383)
Net income				－							14,723	14,723		14,723
Purchases of treasury stock				－								－	(1,176)	(1,176)
Disposal of treasury stock			(83)	(83)								－	397	313
Increase related to merger				－								－	(1,001)	(1,001)
Savings of reserve for special depreciation				－		0					(0)	－		－
Withdrawing of reserve for overseas investment loss				－			(168)				168	－		－
Withdrawing of reserve for advanced depreciation of noncurrent assets				－				(8,291)			8,291	－		－
Net Changes of Net assets other than Shareholders' equity
Total of changes in the fiscal year	－	－	(83)	(83)	－	0	(168)	(8,291)	－	－	(199)	(8,659)	(1,780)	(10,523)
Balance as of March 31, 2009	139,437	265,679	665	266,345	28,026	0	－	34,596	33,000	61,830	158,924	316,378	(2,412)	719,748

	Valuation and translation adjustment			Total Net Assets
	Net unrealized gain on securities	Deferred gains and losses on hedges	Total Valuation and translation adjustments
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Balance as of Mar 31, 2008	72,177	24,803	96,981	827,253
Changes in the fiscal year
Cash dividends				(23,383)
Net income				14,723
Purchases of treasury stock				(1,176)
Disposal of treasury stock				313
Increase related to merger				(1,001)
Savings of reserve for special depreciation				－
Withdrawing of reserve for overseas investment loss				－
Withdrawing of reserve for advanced depreciation of noncurrent assets				－
Net Changes of Net assets other than Shareholders' equity	(54,566)	(15,243)	(69,809)	(69,809)
Total of changes in the fiscal year	(54,566)	(15,243)	(69,809)	(80,332)
Balance as of March 31, 2009	17,611	9,560	27,171	746,920

(3) Non-consolidated Statements of Changes in Net Assets

Current Fiscal Year (From April 1, 20009 to March 31, 2010)

	Shareholder's equity
		Capital Surplus				Retained earnings
	Common stock	Legal capital surplus	Other capital surplus	Total Capital surplus	Legal reserve	Other retained earnings					Total retained earnings	Less treasury common stock, at cost	Total shareholder's equity
						Reserve for special depreciation	Reserve for advanced depreciation of noncurrent assets	Reserve for oil resource development	General reserve	Retained earnings brought forward
	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Balance as of Mar 31, 2009	139,437	265,679	665	266,345	28,026	0	34,596	33,000	61,830	158,924	316,378	(2,412)	719,748
Changes in the fiscal year
Cash dividends				－						(29,199)	(29,199)		(29,199)
Net income				－						46,783	46,783		46,783
Purchases of treasury stock				－							－	(123)	(123)
Disposal of treasury stock			(1)	(1)							－	20	18
Withdrawing of reserve for special depreciation				－		(0)				0	－		－
Withdrawing of reserve for advanced depreciation of noncurrent assets				－			(2,296)			2,296	－		－
Net Changes of Net assets other than Shareholders' equity
Total of changes in the fiscal year	－	－	(1)	(1)	－	(0)	(2,296)	－	－	19,880	17,584	(103)	(17,478)
Balance as of March 31, 2010	139,437	265,679	663	266,343	28,026	－	32,300	33,000	61,830	178,805	333,962	(2,516)	737,227

	Valuation and translation adjustment
	Net unrealized gain on securities	Deferred gains and losses on hedges	Total Valuation and translation adjustments	Total Net Assets
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Balance as of Mar 31, 2009	17,611	9,560	27,171	746,920
Changes in the fiscal year
Cash dividends				(29,199)
Net income				46,783
Purchases of treasury stock				(123)
Disposal of treasury stock				18
Withdrawing of reserve for special depreciation				－
Withdrawing of reserve for advanced depreciation of noncurrent assets				－
Net Changes of Net assets other than Shareholders' equity	11,048	3,557	14,605	14,605
Total of changes in the fiscal year	11,048	3,557	14,605	32,084
Balance as of March 31, 2010	28,659	13,117	41,777	779,004

(4) Notes on the preconditions for a going concern:  None

(5) Explanatory Notes to Non-consolidated Financial Statements

Non-consolidated Balance Sheets

	FY2008 As of March 31, 2009	FY2009 As of March 31, 2010

	millions of yen	millions of yen
Accumulated depreciation and amortization	430,325	425,544
Allowance for doubtful accounts	(6,222)	(8,022)

Non-consolidated Statement of Income

Breakdown of Extraordinary income (losses)

	FY2008	FY2009
	From April 1, 2008 to March 31, 2009	From April 1, 2009 to March 31, 2010
	millions of yen	millions of yen
Gain on sales of property, plant and equipment	3,805	33,975
Gain on sales of investment securities	－	5,082
Gain on extinguishment of tie-in shares	2,719	1,259
Loss on disposal of non-current assets	(2,779)	(5,790)
Loss on retirement of non-current assets	(5,140)	(5,620)
Impairment loss	(9,740)	(5,280)
Loss on valuation of investment securities	(7,414)	(5,024)
Loss on valuation of stocks of affiliated companies	(8,211)	(8,832)
Other	(5,868)	1,066

5.	Changes of Directors and Management

There is no applicable information.

The names of the directors and management of JX Holdings, Inc., established on April 1, 2010 as a result of a business integration with Nippon Mining Holdings, Inc., have been announced on October 30, 2009.